UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

0-1665

CUSIP NUMBER

496 719 105

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended:    December 31, 2009
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________

     Read attached instruction (on back page) Before Preparing Form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KINGSTONE COMPANIES, INC.
Full Name of Registrant

__________________________
Former Name if Applicable

1154 Broadway
Address of Principal Executive Office (Street and Number)

Hewlett, NY 11557
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2009 within the prescribed time period due to the circumstances described in item (3) of Part IV hereof.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

   Barry Goldstein                      (516)                          374-7600
(Name)                              (Area Code)  (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [ X ] Yes     [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [ X ] Yes    [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s acquisition of all of the outstanding stock of Kingstone Insurance Company (“KICO”) (formerly Commercial Mutual Insurance Company) effective July 1, 2009 and the Company’s disposition of all of its former operations by June 30, 2009, there will be a significant change in results of operations from 2008.  Due to the significant changes that occurred during 2009, as well as the retention by the Company of Amper, Politziner & Mattia, LLP in 2009 as its new independent auditors and the significant effort involved in converting KICO’s financial statements from a statutory accounting basis to a GAAP basis, the Company’s Annual Report on Form 10-K could not be filed timely without unreasonable effort or expense.

The Company’s estimate of its 2009 revenues and net income are approximately $7,700,000 and $4,800,000, respectively, as compared to revenues of $429,642 and a loss of $977,026 for 2008.  The Company’s 2009 net income includes a gain on the acquisition of KICO.

The estimated results reflect the Company’s acquisition of KICO effective July 1, 2009 and operation as a property and casualty insurance company as of such date.  During 2008, the Company’s continuing operations consisted solely of placement fees based upon premium finance contracts purchased, assumed and serviced by the purchaser of the Company’s premium finance loan portfolio.

KINGSTONE COMPANIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2010	By:	/s/ Barry Goldstein
Barry Goldstein
Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).